August 17, 2007
John Grzeskiewicz Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement on Form N-2 – Global Real Estate
Fund of Funds I-A, L.P. (the “Partnership”) --
File Numbers 333-143368 and 811-22074

Dear Mr. Grzeskiewicz:

We are in receipt of your comment letter, dated July 16, 2007, regarding the initial Registration Statement on Form N-2 related to the issuance of limited partnership interests in the Partnership.

The Partnership has considered your comments and has authorized us to make on its behalf the responses and changes to the Partnership’s Registration Statement discussed below.  These changes have been reflected in Pre-Effective Amendment No. 1 to the Partnership’s Registration Statement, filed today on EDGAR.

The Partnership’s responses to your comments are set forth below.  For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

Prospectus
Cover Page

1.           The fact that the units of limited partnership interest will not be listed on any exchange or have a secondary market and therefore will be illiquid is a risk that should be given greater emphasis on the cover page.

John Grzeskiewicz
August 17, 2007

Response:  The Partnership has complied with your request.

2.           The fact that the units are not transferable except under very limited circumstances and that an investor should not expect to transfer its units at all must be highlighted on the cover page.

Response:  The Partnership has complied with your request.

3.           The fact that the Partnership is designed to liquidate in eight to ten years should also figure prominently on the cover page.

Response:  The Partnership has complied with your request.

4.           Make the cover page disclosure pithier by abridging the discussion of the Partnership’s investment policies so as to avoid impeding understanding of the above risks or of the information required by Item 1 of Form N-2.

Response:  The Partnership has complied with your request.

5.           Please ensure that the legend required by Rule 481(b)(1) under the 1933 Act appears on the outside front cover page as required by Item 1.1.h of Form N-2.

Response:  Your comment is noted and the Partnership will ensure that this requirement is met in the final typeset version of the document.

Prospectus Summary

6.           The Partnership is described as a “non-diversified” closed-end investment company while its investment objective is stated as seeking capital appreciation by investing in a “diversified” portfolio of U.S. related and global real estate private equity funds.  Please revise the disclosure to dispel this apparent inconsistency.

Response:  Although the Partnership’s intent is to have a diversified portfolio of investments in real estate-related private equity funds, the Partnership is “non-diversified” as such term is defined under the Investment Company Act of 1940 (the “1940 Act”).  To avoid confusion, the Partnership has deleted the word “diversified” when discussing the investment objectives and policies of the Partnership.

John Grzeskiewicz
August 17, 2007

7.           The terms “closings”, “commitments”, “leveraged gross internal rate of return”, and “drawdowns” need to be more clearly defined and explained in the prospectus summary.

Response:  The Partnership has complied with your request.

With respect to the term “Closings”, the Partnership revised the “Prospectus Summary – The Closings” section and other relevant sections of the Prospectus as follows:

From time to time, investors will pay for the units they have agreed to purchase and the Partnership will admit the investors to the Partnership as limited partners, which we refer to in this prospectus as “closings.”  The Partnership intends to complete the initial closing on or about [date to be inserted when determined].  The initial closing will occur as soon as practicable on a date selected by the General Partner provided that the Partnership has received aggregate Contributions of not less than $40 million.  The General Partner reserves the right, in its sole discretion, to establish the Partnership with a lower minimum amount of Contributions.

After the initial closing, the Partnership may continue to offer units of the Partnership until the first anniversary of the initial closing (the “Offering Period”).  The Partnership generally anticipates that it will not have more than one closing per month during the Offering Period.  The last staged closing will be known as the “Final Closing” and shall occur no later than the last day of the Offering Period.

Because each investor will purchase all of the units that they agree to acquire at the closing next following their agreement to purchase units, the Partnership has revised its prospectus to eliminate references to “Commitments” and “Drawdowns” as they applied to the investors, as these concepts will have no practical effect.  Disclosure relating to these concepts as they apply to the Partnership's investments in Portfolio Funds has generally been revised.

The Partnership has revised the disclosure in the Prospectus to more clearly explain that the leveraged gross internal rate of return is the equivalent of the yield on the investment after the use of leverage.  The defined term for “leveraged gross internal rate of return” will continue to be “IRR” throughout the Prospectus.

John Grzeskiewicz
August 17, 2007

8.           With respect to “Simultaneous Offerings”, please inform the staff whether the Partnership intends to seek an exemptive order.

Response:  The Partnership does not intend to seek an exemptive order in connection with the simultaneous offerings.

9.           With respect to “Simultaneous Offerings”, please brief the staff as to how this arrangement is in compliance with subsections (a), (d) or (e) of Section 17 of the 1940 Act and Section 36 of the Act.

Response:  Subsections (a), (d) and (e) of the 1940 Act prohibit registered investment companies from engaging in certain affiliated transactions.  Subsection (a) prohibits certain specified affiliates of a registered investment company from purchasing any security from, or selling any security to, or borrowing any money or other property from, or lending any money or other property to, the registered investment company.  Subsection (d) and Rule 17d-1 thereunder prohibit certain specified affiliates of a registered investment company from engaging in any joint transaction with the registered investment company.  Subsection (e) prohibits certain specified affiliates of a registered investment company from accepting any compensation for acting as an agent or broker in connection with the purchase or sale of portfolio assets or securities by the registered investment company.

The “Simultaneous Offerings” described in the Partnership's prospectus do not implicate any of these types of transactions.  Instead, they merely involve the simultaneous offering of multiple investment funds advised and sponsored by Dividend Capital Global Advisors LLC (the “Adviser”) and its affiliates.  The Partnership will be a registered investment company and the other fund of funds will not.  Section 17 in no way prohibits a fund sponsor from offering registered and unregistered investment funds that may purchase and sell the same types of securities.  Instead, Section 17 regulates (a) the ability of these funds to purchase and sell securities and other assets to and from each other, (b) the ability of these funds to participate in joint investment schemes or (c) to purchase and sell portfolio securities and other assets through affiliated brokers and agents.  Although the offerings will proceed at the same time, no one offering is contingent on any other offering and the offering of any one or more of the funds may be terminated if it is not successful with one or more of the remaining offerings continuing to closing.  The Adviser has instituted a self-imposed cap of raising no more than $250 million across the funds being offered because it believes such cap to be in the best interest of investors to ensure that Adviser does not put too much money to work investing in real estate funds.

Although the investment objectives and policies of the Partnership and the other funds are similar and they often will seek to purchase and sell the same securities, there

John Grzeskiewicz
August 17, 2007

will be no requirement that the Partnership and any other fund co-invest in any securities and each fund will be managed in the best interests of its respective investors.  The Partnership will not purchase or sell securities and other assets to or from other funds except to the extent permitted by Rule 17a-7.  To the extent that the Partnership and the other funds purchase publicly traded securities from third parties at the same time, such purchases will be allocated among the Partnership and the other funds in accordance with the Adviser's allocation policies and procedures which will be reviewed by the Partnership's Board of Directors in connection with its review of the Adviser's compliance policies and procedures.  To the extent the Partnership and any other funds purchases privately placed securities from the same issuer, they will be purchased pursuant to policies and procedures drafted by counsel to comply with the standards established by the staff of the Securities and Exchange Commission in its no-action letter to Massachusetts Mutual Life Insurance Company (June 7, 2000), which permits the joint purchase of privately placed securities provided that no term other than price is negotiated.

In sum, Section 17 does not prohibit a fund sponsor from simultaneously offering funds that can invest in the same types of securities.  Section 17 would, however, regulate the ability of the Partnership and such other funds to trade securities and other assets among themselves, to co-invest and to trade securities and other property through affiliated brokers.  The Partnership will participate in these regulated activities only if and to the extent permitted by its compliance policies and procedures, as well as the compliance policies and procedures of the Adviser, which will be based on rules adopted under Section 17 or published interpretations of the staff of the SEC under Section 17.

10.           Please explain to the staff what steps the Partnership and the Adviser will take to deal with any possible conflicts of interest that might arise from the “Simultaneous Offerings”.

Response:  As described in response to Comment 10, the Partnership and the Adviser will adopt compliance policies and procedures reasonably designed to prevent violations of Section 17 of the 1940 Act.  These policies and procedures will be developed by the Adviser with the assistance of outside counsel and reviewed and approved by the Partnership's Board of Directors as required by Rule 38a-1.

11.           Under “Closings”, disclose that the “staged closings for subsequent commitments” will have a dilutive effect on the value of investor’s units.

Response:  The Partnership respectfully believes that there will be no dilutive effect on the value of the investor’s units at each closing after the initial closing.  The Partnership will sell additional units at each closing at their net asset value as of the respective closing date.  The Partnership has determined not to charge the 9% interest on

John Grzeskiewicz
August 17, 2007

subsequent closings and has revised its disclosure accordingly.  Accordingly, new investors admitted to the Partnership at a subsequent closing receive a pro rata interest in the Partnership at the then current net asset value per unit, just as any other continuously offered investment company.

12.           Please brief the staff as to why the dilutive effect of subsequent commitments should not be considered a breach of fiduciary duty under Section 36 of the 1940 Act.

Response:  Please refer to the response to Comment #11 above.  The Partnership does not believe that subsequent commitments will dilute existing investors, and accordingly does not believe that there is a breach of fiduciary duty.

13.           Fully disclose the extent and number of future closings and commitments anticipated by the Partnership and the Adviser.

Response:  Please reference the revised “Closings” disclosure in the response to Comment #7 above.  The Partnership cannot predict the extent and number of future closings or commitments to the Partnership, although the Partnership anticipates that it will have no more than 12 closings, one closing per month, during the Offering Period.

14.           Please explain to the staff why requiring new Partners, admitted at subsequent closings, to pay 9% interest compounded annually on advisory fees retroactive to the initial closing is not inconsistent with federal securities laws, state laws, or the rules of the NASD or other relevant self-regulatory organizations.

Response:  The Partnership has determined not to charge the 9% interest on subsequent closings and has revised its disclosure accordingly.

15.           (a)  Please explain to the staff why the advisory fee is based on the aggregate commitments rather than on its total assets during the Commitment Period.  (b) Is the advisory fee paid monthly in arrears only during the Commitment Period?

Response:  The Partnership has eliminated the concept of paying the Advisory Fee on the total amount of committed capital and has revised the disclosure regarding the payment of the Advisory Fee throughout the Prospectus as follows:

The Adviser will receive an annual advisory fee (the “Advisory Fee”), payable monthly in arrears, in an amount equal to 1.35% of the Partnership's total assets (excluding any Financial Leverage).

John Grzeskiewicz
August 17, 2007

The Advisory Fee is to be paid monthly in arrears during the entire term of the Partnership and the above revised disclosure makes this more clear.

16.           Disclose, under “Advisory Fee and Administrative Fee”, the fee that the Adviser will pay to the Sub-Adviser.

Response:  The Partnership has complied with your request.

17.           “Distributions and Performance Distribution” – Does the earmarking of 50% of “catch-up” distributions and 5% of the total profits to the General Partner create a “senior security” under Section 18 of the 1940 Act?

Response:  The General Partner will be registered as an investment adviser and will manage the day-to-day operations of the Partnership, subject to the supervision of the Partnership’s board of directors to the extent required by the 1940 Act.  As a result, the General Partner’s interest in the Partnership will not be a security and, therefore, not a “senior security” for purposes of Section 18.  See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), which the SEC follows for purposes of the 1940 Act, see Alpert M. Zlontick, SEC No-Action Letter (June 9, 1986).  It is clear that an investment company may be organized as a limited partnership with one or more general partners.  See Rule 2a19-2.  The business development company provisions of the 1940 Act also clearly recognize this possibility.  See, e.g., Sections 56, 57(j) and 61(a)(iv)(B) (compensation through warrants or options) and 57(n) (compensation through a profit-sharing plan).  Accordingly, a general partner that serves as an investment adviser to a business development company or to a registered investment company, all of whose equity holders who are being charged any incentive compensation based on capital appreciation are qualified clients under Rule 205-3, is permitted to receive incentive compensation through its general partner interest.  Partners at my firm have in the past discussed these issues with Jim Curtis and Marin Kimel in the chief counsel's office on behalf of other clients and it is my understanding that they have agreed with this view and not objected to the structure.

18.           “Tax” – Disclose on what the Partnership bases its belief that it qualifies as a partnership for federal income tax consequences.

Response:  The Partnership has revised the first paragraph in “Prospectus Summary – Tax” section of the Prospectus to include two paragraphs and to read as follows:

The Partnership believes that under present law it will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or publicly traded partnership taxable as a corporation.  The Partnership will

John Grzeskiewicz
August 17, 2007

be organized as a limited partnership under local law. A limited partnership, absent an affirmative election to be treated otherwise, is generally treated as a partnership for U.S. federal income tax purposes. The Partnership believes that it will not be treated as a publicly-traded partnership taxable as a corporation because neither the Partnership, nor any of its affiliates, will participate in the establishment of an established securities market or secondary market (or the substantial equivalent thereof) for this purpose and the Partnership agreement imposes significant restrictions on transfers of units.

As a partnership for tax purposes, the Partnership is generally not itself subject to U.S. federal income tax. Rather, each Partner in computing its U.S. federal income tax liability for a taxable year will be required to take into account its allocable share of items of Partnership income, gain, loss, deduction and credit for the taxable year of the Partnership ending within or with the taxable year of such Partner, regardless of whether the Partner has received any distributions from the Partnership. The characterization of an item of Partnership income, gain, loss, deduction or credit will generally be determined at the Partnership (rather than at the Partner) level.

The Partnership

19.           Please explain to the staff the reason(s) this registrant has been organized as a limited partnership rather than as a limited liability company or a corporation.  Also explain to the staff why the Partnership seeks to be treated as a partnership rather than as a regulated investment company for federal income tax purposes.

Response:  The Partnership has elected to be organized as a limited partnership in order to obtain the benefits of pass-through tax treatment, to provide flexibility in allocating income and distributions to its partners, and to permit allocation of control over the affairs of the partnership to the general partner.
The Partnership is not seeking to be treated as a “regulated investment company” for U.S. federal income tax purposes because the interests that the Partnership intends to invest in are not expected to permit the Partnership to qualify as a “regulated investment

John Grzeskiewicz
August 17, 2007

company” under the Internal Revenue Code of 1986, as amended.  Generally, an entity invests in liquid assets such as stock and securities, as opposed to real estate, in order to qualify as a “regulated investment company” for U.S. federal income tax purposes.

20.           (a)  Inform the staff what GREFOF GP I-A stands for.  (b)  Disclose the following about the general partner:  the nature of its business activities, the identity of its principals, and its relationship to the Adviser, Sub-Adviser, or any other affiliate of the Partnership.

Response:  (a)  GREFOF GP I-A is an acronym for “Global Real Estate Fund of Funds General Partner I-A”.

(b)           The Partnership has complied with your request.

Use of Proceeds

21.           Supplementally explain to the staff why the three year delay in investing fund commitments in accordance with the Partnership’s objectives and policies is necessary.  Guide 1 to Form N-2 states that an investment company generally, in order to operate in accordance with its investment objective and policies, must not take in excess of six months to invest in net proceeds.  The Guide discusses some limited exceptions where registrants have been allowed up to two years to invest the net proceeds.  The Partnership does not fall within any of these exceptions.

Response:  Guide 1 to Form N-2 was adopted to ensure that an investment company puts its money to work in accordance with its investment objective and policies in a timely fashion.  The exceptions to this general requirement, such as the exception for BDCs, have all been made for investment companies for which it is impracticable to invest their cash in a six month time frame.  We respectfully submit that such is the case for a real estate fund of funds, such as the Partnership.

Limited partner interests in real estate funds are not liquid securities.  The owner of the limited partner interest generally is permitted to transfer its interest only with the consent of the general partner.  As a result, there is not an active secondary market in which the Partnership will be able to purchase limited partner interests in real estate funds.  Instead, the Partnership will be required to subscribe to invest in newly formed real estate funds.  The formation and private placement of a real estate fund is a slow process which generally takes months to complete.  In addition, once a fund sponsor starts a fund, they often are prohibited by the terms of the fund's documents from bringing a similar fund to market until the earlier of (i) a certain number of years have passed or (ii) a certain percentage of the initial fund's capital commitments have been

John Grzeskiewicz
August 17, 2007

invested.  As a result, investing the proceeds of the offering in six months would be imprudent and not in the best interests of investors and would prevent the Partnership from achieving the diversification of investments that the Adviser believes would be in the best interest of investors.  In addition, we note that any money not invested by the second anniversary of the final closing would be returned to investors, so the Partnership cannot invest it in cash equivalent indefinitely.

In addition, the Partnership can only control the rate at which it commits its assets to invest in real estate funds.  The funds in which the Partnership invests will draw down these commitments over time.  The Partnership cannot control the rate at which its portfolio funds will draw down commitments.  The Adviser, on behalf of the Partnership, will nevertheless seek to ensure, through its diligence process in connection with making commitments to portfolio funds, that the managers of portfolio funds generally have a history of drawing down investments in a timely manner or, in the case of new managers, that the manager of the portfolio fund believes it will draw down commitments in a timely manner.  During the period after the Partnership has made a commitment to a portfolio fund but has not yet had funds called by the portfolio fund, it will seek to invest its assets in liquid, high grade securities so as not to expose the Partnership to a risk that it will not be able to fund a capital call and also satisfy the requirements of Release IC-10666 so that its commitments to portfolio funds are not deemed to be senior securities for purposes of Section 18 of the 1940 Act.

As a result of the foregoing, the Partnership respectfully submits that it should be permitted to commit its assets to underlying real estate funds over a period of time longer than six months.  Although the Adviser believes that a three year period from the final closing would be preferable, it believes that the Partnership will be able to commit substantially all of its assets to underlying real estate funds in the two year period previously approved by the SEC for other registered investment companies that have a reasonable basis for requiring a longer ramp-up period.  In this connection, we note two recent fund of funds, one of which recently was declared effective by the SEC, that also are not constrained by the typical six month ramp-up period, as they simply state they will invest the proceeds from their offerings as soon as practicable.  See Mercantile Alternative Strategies Fund LLC (811-21257) and UBS Event & Equity Fund, L.L.C. (811-10475).

John Grzeskiewicz
August 17, 2007

Dividend Capital Group

22.           This section of the prospectus is too long and contains too much material of a promotional nature.  A brief description of the Dividend Capital

Group and its affiliates would suffice.  The relevance of the past performance of affiliates that are not investment companies is dubious.

Response:  The Partnership has revised the “Dividend Capital Group” section to include a brief description of the Dividend Capital Group and its affiliates.  The performance information that remains in the prospectus is intended to demonstrate the experience of the Adviser and its affiliates in real estate and real estate related securities.

Net Asset Value

23.           Supplementally inform the staff whether, and when, the Board formulated and approved the Partnership’s valuation procedures.

Response:  The Partnership is developing valuation procedures which the Partnership intends to follow and which will be approved and revised as required by the Board.  These are described in the revised disclosure in this filing.  The Board has not yet held an organizational meeting and, accordingly, has not yet reviewed such valuation procedures as of the date of this filing.  The Board will, however, have a meeting to adopt such policies prior to the commencement of the offering.

24.           Amplify the disclosure to clarify the specific valuation methods that will be applied to the Portfolio Funds that are not readily marketable, real estate private equity funds, debt securities, and derivative transactions.

Response:  The Partnership has complied with your request.

25.           Amplify the disclosure concerning the due diligence measures that the board of directors and the Adviser will employ to verify the valuations provided by the Portfolio Funds.

Response:  The Partnership has complied with your request.

Dividends and Distributions

26.           Supplementally inform the undersigned whether the Partnership has sought exemptive relief to permit the distribution of capital gains more frequently than annually.  If the Partnership will only distribute capital gains once a year, this should be clearly disclosed.  If not, explain to the staff why the Partnership has not sought an exemptive order.

John Grzeskiewicz
August 17, 2007

Response:  The Partnership has not sought relief to distribute capital gains more frequently than permitted by Section 19 and Rule 19b-1 thereunder.  The Partnership intends to make only two distributions per year, which will satisfy the requirements of Rule 19b-1, which permits one initial capital gain distribution and one additional capital gain distribution to the extent necessary to avoid paying excise taxes.

Statement of Additional Information

Investment Objective and Policies

27.           Disclose whether a high portfolio turnover is anticipated for the Partnership.  Specifically, state whether the Partnership expects to have a portfolio turnover that exceeds 100%.

Response:  The Partnership has added the following disclosure after the second introductory paragraph to the “Investment Objective and Policies” section of the Statement of Additional Information:

Over the term of the Partnership, the Adviser intends to have a relatively low asset turnover ratio.  Portfolio Fund investments are generally long term in nature and the Partnership will not reinvest net cash proceeds from distributions of Portfolio Funds except as described in the Prospectus.  Until such time as the Partnership is substantially invested in Portfolio Funds, however, the Partnership may have an asset turnover ratio that exceeds 100%.  The Partnership intends to invest in Portfolio Funds within two years of the final closing, but it cannot predict the length of time that it will take to meet such investment objective.  The assets of the Partnership initially will be invested in strategic investments of varying maturities, but market conditions and investment opportunities in Portfolio Funds may lead the Partnership to reinvest or reallocate assets in non-Portfolio Fund investments as necessary.  Accordingly, this is likely to result in higher turnover of the assets.  As Portfolio Fund investments are made, however, the asset turnover ratio is expected to decrease significantly and stabilize.

28.           Many investments described here, such as total return swap transactions and commercial are not mentioned in the prospectus.  To the extent that the Partnership intends to invest in such instruments so that they might

John Grzeskiewicz
August 17, 2007

materially affect the performance of the Partnership or the decision of an investor to purchase units, such instruments should be discussed in the prospectus.

Response:  The Partnership does not have a present intention to invest in swap transactions and other similar investments such that they would materially affect the performance of the Partnership or be material to the decision of an investor to purchase units.

Manager of the Partnership

29.           The directors and officers of the Partnership, including the requisite number of disinterested directors, should be furnished by a pre-effective amendment.

Response:  The Partnership intends to include such information as part of a pre-effective amendment.

General Comments

30.           The term “fund of funds” generally connotes an investment company that invests in other investment companies.  Since the Partnership is a closed-end investment company that invests in real estate private equity funds, consider deleting “fund of funds” from the name of the Partnership because it may be misleading under Section 35(d) of the 1940 Act.

Response.  We respectfully disagree.  The plain English meaning of “fund of funds” is a fund that invests in other funds, which is precisely what the Partnership will do.  In addition, the use of the term “Real Estate” in the Partnership's name accurately indicates that the Partnership will invest in real estate funds.

31.           Please state in your response letter whether the NASD will, or has reviewed the terms and arrangements of the offering.

Response:  The Partnership has submitted the offering to the NASD, which is currently in the process of reviewing the offering documents.

32.           We note that portions of the disclosure have been left blank.  We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response:  Your comment is noted.

John Grzeskiewicz
August 17, 2007

33.           Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response:  The Partnership has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement.

34.           Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response:  Your comment is noted and the Partnership will continue to revise the Prospectus as needed to conform with the plain English requirements.

35.           If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response:  The Partnership does not intend to omit any pricing information in reliance on Rule 430A.

Notwithstanding our comments, please furnish a letter acknowledging that:

the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Partnership may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

John Grzeskiewicz
August 17, 2007

Response:  In connection with the submission of this letter, the Partnership acknowledges the following:

the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Partnership may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

*********

We believe that the above responses adequately respond to the concerns raised in your comment letter.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

Sincerely yours,

/s/ Michael K. Hoffman

Michael K. Hoffman

cc:	Gary Reiff
Howard Margolis
Stuart Baldwin